UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of

The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): January 19, 2006

SAXON CAPITAL, INC.
(Exact name of registrant as specified in its charter)

_____

Maryland	**001-32447**	**30-0228584**
(State or other jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4860 Cox Road, Suite 300	**23060**
Glen Allen, Virginia	(Zip Code)
(Address of principal executive offices)	

Registrant's telephone number, including area code **(804) 967-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure

On January 19, 2006, Saxon Capital, Inc. issued a press release announcing its earnings release and conference call dates for its results for the fourth quarter 2005 and year ending December 31, 2005. A copy of the press release is attached as Exhibit 99.1 and is incorporated herein by reference.

The information in this Report (including the exhibit) is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. The information in this Report shall not be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended, except as expressly set forth by specific reference in such filing.

Item 9.01. Financial Statements and Exhibits

(c) Exhibits

99.1 Press Release dated January 19, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 19, 2006   SAXON CAPITAL, INC.

By: /s/Robert B. Eastep

Robert B. Eastep
Executive Vice President, Chief Financial Officer

INDEX TO EXHIBITS

Exhibits

99.1 Press Release dated January 19, 2006.

EXHIBIT 99.1

NEWS RELEASE



Contact:
Ms. Bobbi J. Roberts
Vice President, Investor Relations
804.967.7879
InvestorRelations@saxonmtg.com

Ms. Meagan L. Evans
Investor Relations Analyst
804.935.5281
InvestorRelations@saxonmtg.com

For Immediate Release

Saxon Capital, Inc. Announces 2005 Fourth Quarter and Year End Earnings Release and Conference Call

GLEN ALLEN, VA - (January 19, 2006) - Saxon Capital, Inc. ("Saxon") (NYSE: SAX), a residential mortgage lending and servicing real estate investment trust (REIT), today announced that it will report its 2005 fourth quarter and year end operating results after the market closes on Tuesday, February 28, 2006, and will hold its quarterly conference call to discuss these results on Wednesday, March 1, 2006 at 9:00 a.m. Eastern Time.

Investors wishing to participate in the conference call may contact Ms. Meagan Evans at (804) 935-5281 for details regarding the call.

This call is being web cast by CCBN/Thomson and can be accessed on Saxon's web site at www.saxonmortgage.com

About Saxon
Saxon is a residential mortgage lender and servicer that manages a portfolio of mortgage assets. Saxon purchases, securitizes, and services real property secured mortgages and elects to be treated as a real estate investment trust (REIT) for federal tax purposes. The company is headquartered in Glen Allen, Virginia and has additional primary facilities in Fort Worth, Texas and Foothill Ranch, California.

Saxon's production subsidiary, Saxon Mortgage, Inc., originates and purchases loans through indirect and direct lending channels through a network of brokers, correspondents, and retail lending centers. As of September 30, 2005, Saxon's servicing subsidiary, Saxon Mortgage Services, Inc., serviced a mortgage loan portfolio of $26.4 billion. For more information, visit www.saxonmortgage.com

Information Regarding Forward Looking Statements
Statements in this news release other than statements of historical fact, are "forward-looking statements" that are based on current expectations and assumptions. These expectations and assumptions are subject to risks and uncertainty, which could affect Saxon's future plans. Saxon's actual results and the timing and occurrence of expected events could differ materially from its plans and expectations due to a number of factors, such as (i) changes in overall economic conditions and interest rates, (ii) Saxon's ability to successfully implement its growth strategy, (iii) Saxon's ability to sustain loan origination growth at levels sufficient to absorb costs of production and operational costs, (iv) continued availability of credit facilities and access to the securitization markets or other funding sources, (v) deterioration in the credit quality of Saxon's loan portfolio, (vi) lack of access to the capital markets for additional funding, (vii) challenges in successfully expanding Saxon's servicing platform and technological capabilities, (viii) Saxon's ability to remain in compliance with federal tax requirements applicable to REITs, (ix) Saxon's ability and the ability of its subsidiaries to operate effectively within the limitations imposed on REITs by federal tax rules, (x) changes in federal income tax laws and regulations applicable to REITs, (xi) unfavorable changes in capital market conditions, (xii) future litigation developments, (xiii) competitive conditions applicable to Saxon's industry, and (xiv) changes in the applicable legal and regulatory environment. You should also be aware that all information in this news release is as of January 19, 2006. Saxon undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company's expectations.